Exhibit 99.5

Sinovac Reports Unaudited Fourth Quarter and Full Year 2012 Financial Results

– Conference call scheduled for Thursday, April 18, 2013 at 8:00 AM EDT–

Beijing – April 18, 2013 – Sinovac Biotech Ltd. (NASDAQ: SVA), a leading provider of vaccines in China, announced today its unaudited fourth quarter and full year financial results for the period ended December 31, 2012.

Financial Highlights

●	Total sales were $19.0 million for the fourth quarter of 2012, a decrease of 10.4% from $21.1 million in the same period of 2011. Excluding sales of Panflu and Panflu.1 under the government stockpiling program in the fourth quarter of 2011, total sales in the fourth quarter of 2012 increased by 166.9% from $7.1 million in the same period of 2011. 2012 full year sales were $48.6 million, a decrease of 14.5% from $56.8 million in 2011. Excluding sales of Panflu and Panflu.1 under the government stockpiling program in 2011, the regular sales, including Healive, Bilive and Anflu, mumps vaccine and RabEnd, increased by 38.6% to $48.6 million in 2012.

●	Net loss attributable to common stockholders in the fourth quarter of 2012 was $5.4 million, or $0.10 per basic and diluted share. Full year 2012 net loss attributable to common stockholders was $15.7 million, or $0.29 per basic and diluted share. The operating expense for the fourth quarter and full year included a $1.5 million impairment charge on long-lived assets related to the production of animal vaccine.

●	Cash and cash equivalents totaled $90.9 million as of December 31, 2012, compared to $104.3 million as of December 31, 2011.

Recent Business Highlights

●	In March 2013, Sinovac announced preliminary top-line data from its phase III clinical trial assessing the efficacy, immunogenicity and safety of the Company’s proprietary enterovirus 71 (“EV71”) vaccine against hand, foot and mouth disease (“HFMD”). The primary objective of the study was to evaluate the efficacy of the EV71 vaccine in the prevention of HFMD caused by EV71 in infants of between 6 to 35 months of age. The preliminary phase III data showed that Sinovac’s EV71 vaccine was 95% efficacious against HFMD caused by EV71.

●	In April 2013, Fengcai Zhu, Deputy Director of the Jiangsu Provincial Center for Disease Prevention and Control, and co-principal investigator of Sinovac’s phase III trial on EV71 vaccine, presented data regarding the efficacy and safety of the Company’s proprietary EV71 vaccine against HFMD at the 13th Annual World Vaccine Congress & Expo.

●	Also in April, 2013, we were granted a license from COFEPRIS, the regulatory authority of Mexico's Ministry of Health, to sell Anflu in Mexico.

Dr. Weidong Yin, Chairman, President and CEO, commented, “2012 was a transformative year for Sinovac as we focused on continuing to advance our vaccine development pipeline. We invested significantly in research and development this year for our lead candidate, our proprietary EV71 vaccine against HFMD. We are well positioned for medium- to long-term growth as this vaccine progresses through the regulatory process and approaches launch.”

Dr. Yin continued, “EV71 represents a significant unmet medical need in China with over 2.16 million cases reported in 2012, from which 560 fatalities were reported, Most of serve cases of EV71 infection were seen in children under 5 years old, which totaled approximately 80 million in China. Unfortunately, no EV71-specific treatment and prevention method currently exists. With knowledge of this unmet need, we commenced development of an EV71 vaccine in 2008, and recently concluded the phase III efficacy trial for this candidate. In March 2013, the unblinded top-line results from the phase III clinical trial for the vaccine demonstrated a 95% efficacy rate against HFMD caused by EV71. We expect our EV71 vaccine, once commercialized, will provide a solution to this unmet medical need in China.”

Dr. Yin concluded, “I am also very pleased with the 38.6% increase in regular vaccine sales for 2012. Growth was achieved across all three of our market segments: private pay market, public market and international market. Sinovac’s core products, inclusive of Healive, Bilive, and Anflu, contributed to our sales growth, with Bilive and Healive sales in the private market in China being the primary contributors to both the rate and magnitude of the sales increase. Our financial results benefited from a successful price increase for both of these products, as well as higher volume. Our well-trained, experienced sales team continues to drive growth in our commercialized vaccine products, but also has taken significant strides to increase efficacy in our sales and marketing infrastructure, positioning us well for future vaccine product launches, such as the EV71 vaccine.”

Financial Review for Unaudited Fourth Quarter Ended December 31, 2012

An analysis of sales and gross profit is as follows:

In USD	2012 Q4	% of Sales	2011 Q4	% of Sales	Fluctuation %

Healive-hepatitis A	10,037,198	53.0%	2,970,802	14.1%	237.9%
Bilive-hepatitis A&B	3,784,668	20.0%	605,624	2.9%	524.9%
Anflu- influenza	5,091,076	26.8%	3,523,452	16.7%	44.5%
Core sales	18,912,942	99.8%	7,099,878	33.7%	166.4%
Mumps	23,925	0.1%
Rabend (Animal)	14,634	0.1%
Regular Sales	18,951,501		7,099,878		166.9%
Panflu.1 -H1N1			14,004,653	66.2%
Panflu-H5N1			38,873	0.1%
Total sales	18,951,501		21,143,404		-10.4%
Cost of Sales	8,698,009		8,031,758
Gross profit	10,253,492	54.1%	13,111,646	62.0%	-21.8%

Total revenue for the fourth quarter of 2012 was $19.0 million, a decrease of 10.4% from $21.1 million in the same period of 2011. Fourth quarter 2012 sales of our regular products, Healive, Bilive, Anflu, mumps vaccine and RabEnd, increased by 166.9% to $19.0 million from $7.1 million in the same period of 2011. The significant increase in sales of core products in the fourth quarter was driven by: 1) expansion of Healive to a new territory of Jiangsu Province in the fourth quarter; 2) the successful implementation of a new sales strategy to achieve both volume growth and average selling price increase for hepatitis vaccines; and 3) higher Anflu sales in the fourth quarter compared to other regular years due to a later start of the Anflu sales season in 2012. 2011 sales included recognition of approximately $14 million revenue from Panflu and Panflu.1 vaccines stockpiled by the Chinese government in 2010. These two products are not for regular sales, since they were produced upon government order and subject to the government decision of using the vaccines within its shelf life if there was any flu pandemic caused by H1N1 and/or H5N1. The Company’s revenue recognition requirements were not met until the fourth quarter of 2011. And in 2012, there was no revenue recognized for either Panflu or Panflu.1.

Compared with the fourth quarter of 2011, the gross profit margin for the fourth quarter of 2012 decreased from 62.0% to 54.1%. The higher gross margin in the fourth quarter of 2011 was due to the recognition of $14 million revenue from H1N1 vaccine stockpiling, which has a higher gross profit margin than other vaccines.

Selling, general and administrative expenses for the fourth quarter of 2012 were $12.8 million, compared to $5.9 million in the same period of 2011. The increase in SG&A was largely due to an increase in G&A, although both selling expense and general and administration expense increased. The increase of G&A expense was resulted from the increased expenses incurred for validation, commissioning, and trial production for the dedicated production facility for our EV71 vaccine at the Changping site, Beijing, and the preparation for GMP inspection by the government authorities of our existing manufacturing facilities in both the Changping and Shangdi sites in Beijing for compliance with China’s 2010 GMP guidelines.

The R&D expense for the fourth quarter of 2012 was $1.3 million, a $1 million decrease from $2.3 million for the same period in 2011, due to lower EV71 clinical trial expense as the trial approaching its end.

Depreciation of property, plant and equipment and amortization of licenses and permits for the fourth quarter of 2012 was $0.5 million, compared to $0.4 million for the same period in 2011.

For the fourth quarter of 2012, an impairment charge of $1.5 million on the long-lived assets including plant and building, machinery and equipments related to the animal vaccine production was made.

Net loss attributable to stockholders for the fourth quarter of 2012 was $5.4 million, or $0.10 per basic and diluted share, compared to a net income of $2.8 million, or $0.05 per basic and diluted share, for the same period in 2011.

Financial Review for Unaudited Full Year Results Ended December 31, 2012

An analysis of sales and gross profit of full year 2012 is as follows:

In USD	2012	% of Sales	2011	% of Sales	Fluctuation %

Healive-hepatitis A	20,141,416	41.5%	14,217,393	25.0%	41.7%
Bilive-hepatitis A&B	19,417,940	40.0%	12,721,993	22.4%	52.6%
Anflu-influenza	8,943,937	18.4%	8,112,279	14.3%	10.3%
Core sales	48,503,293	99.9%	35,051,665	61.7%	38.4%
Mumps	23,925	0.0%
Rabend (Animal)	49,482	0.1%
Regular Sales	48,576,700	100.0%	35,051,665	61.7%	38.6%
Panflu.1 -H1N1			14,008,225	24.6%
Panflu-H5N1			7,782,002	13.7%
Total Sales	48,576,700		56,841,892	100.0%	-14.5%
Cost of goods sold	19,099,927		21,127,410
Gross profit	29,476,773	60.7%	35,714,482	62.8%	-17.5%

Total revenue for the fiscal year ended December 31, 2012 was $48.6 million, a decrease of 14.5% from $56.8 million reported in 2011. Excluding the revenue recognized on the government stockpiling of Panflu and Panflu.1 in 2010, sales of our regular products, Healive, Bilive and Anflu, mumps vaccine and RabEnd, increased by 38.6% to $48.6 million in 2012 from $35.1 million in 2011.

Gross profit margin was 60.7% in 2012, a decline from 62.8% in 2011. Excluding the impact to sales and cost of sales in both years by of Panflu and Panflu.1, the gross margin of regular vaccine products increased to 63.7% in 2012 from 57.7% in 2011.

Selling, general and administrative expenses in 2012 were $31.7 million, compared to $22.4 million in 2011. The increase in SG&A was largely due to an increase in G&A, although both selling expense and general and administration expense increased. The increase of G&A expense was due to the increased cost incurred on the validation of the new facilities in Changping site and preparation for new GMP compliance inspection of our existing manufacturing facilities in both Changping and Shangdi sites.

Research and development expenses in 2012 increased to $17.0 million from $9.0 million in 2011. The increase was mainly due to expense incurred in 2012 in connection with the EV71 phase III clinical trial.

Depreciation of property, plant and equipment and amortization of licenses and permits in 2012 was $1.6 million, compared to $1.4 million in 2011. The higher depreciation in 2012 was mainly due to the additional depreciation on property, plant and equipment of the Changping site.

The Company recorded loss on disposal and impairment of property, plant and equipment of $2.2 million as operating expense, in which $1.5 million was for animal vaccine production related assets and $0.5 million was for human vaccine production related assets.

Net loss attributable to stockholders in 2012 was $15.7 million, or $0.29 per basic and diluted share, compared to a net loss of $0.8 million, or $0.02 per basic and diluted share in 2011.

As of December 31, 2012, cash and cash equivalents totaled $90.9 million, compared to $104.3 million as of December 31, 2011. Net cash used in operating activities was $16.6 million in 2012, which primarily resulted from payment made for EV71 clinical trial and validation of the new facilities in Changping, Beijing and new GMP inspection preparation expenses. Net cash used in investing activities was $16.2 million, which primarily resulted from payment for the purchase of property, plant and equipment for the Changping site. Net cash provided by financing activities was $17.3 million in 2012. The Company maintained a strong cash balance despite significant expenditure on the phase III clinical trial of EV71 vaccine candidate and investment in its production facilities. In order to commercialize other pipeline products, the Company may continue to explore new sources of financing when appropriate.

Correction of Unaudited Financials in Prior Quarterly Release

In the second quarter of 2012, the Company assessed there was reasonable assurance that the conditions attached to several government grants were fulfilled and recognized $1.4 million and $1.5 million of government grants as income for the three and six months periods ended June, 30, 2012, respectively. In the fourth quarter of 2012, the Company determined that government grants of $0.98 million (RMB 6.2 million) related to the purchase of equipment that should have been recorded as deferred government grants with the balance applied to reduce depreciation expense of the related equipment over their remaining useful lives. As a result, the amount of government grants recognized as income should be reduced by $0.98 million for the three and six months periods ended June 30, 2012, and $0.98 million for the nine months periods ended September 30, 2012, respectively. The depreciation expense should also be reduced by $11,679 and $11,679 for the three and six months periods ended June 30, 2012, and $36,646 and $46,636 for the three and nine months periods ended September 30, 2012, respectively. Net cash used from operating activities remained unchanged, because the adjustments on net loss, depreciation of property, plant and equipment and amortization of licenses and permits, and the recognized government grant income in operating activities did not affect cash. Corresponding corrections were made for both the unaudited fourth quarter and full year 2012 financial statements. The corrections to earning releases that were issued in the affected quarters in 2012 are presented in the tables below. Investors should no longer rely upon the previously released unaudited financial statements for the periods and any earnings releases or other communications relating to these periods.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss):

Unaudited Three-month and six-month period ended June 30, 2012

	Three months ended 'June 30 2012			Six months ended 'June 30 2012
	Previously Reported	Adjustment	Corrected Report	Previously Reported	Adjustment	Corrected Report

Sales	9,364,632	-	9,364,632	15,338,099	-	15,338,099
Cost of sales	1,375,917	-	1,375,917	3,631,206	-	3,631,206

Gross profit	7,988,715	-	7,988,715	11,706,893	-	11,706,893

Selling, general and administrative expenses	6,700,526	-	6,700,526	11,020,815	-	11,020,815
Research and development expenses - net of	4,676,703	-	4,676,703	12,018,875	-	12,018,875
Depreciation of property, plant and equipment and amortization of licenses and permits	324,944	(11,679)	313,265	632,387	(11,679)	620,708
Government grants recognized in income	(1,386,126)	981,044	(405,082)	(1,457,330)	981,044	(476,286)

Total operating expenses	10,316,047	969,365	11,285,412	22,214,747	969,365	23,184,112

Operating income (loss)	(2,327,332)	(969,365)	(3,296,697)	(10,507,854)	(969,365)	(11,477,219)

Interest income	498,856	-	498,856	1,096,527	-	1,096,527
Interest and financing expenses	(232,078)	-	(232,078)	(446,398)	-	(446,398)
Other income (Expenses)	14,635	-	14,635	132,713	-	132,713

Income (loss) before income taxes and non-
controlling interests	(2,045,919)	(969,365)	(3,015,284)	(9,725,012)	(969,365)	(10,694,377)

Income tax recovery (expenses)	797,462	-	797,462	800,364	-	800,364

Consolidated net income (loss)	(1,248,457)	(969,365)	(2,217,822)	(8,924,648)	(969,365)	(9,894,013)

Less: income (loss) attributable to non-controlling interests	(326,828)	(260,856)	(587,684)	(2,389,964)	(260,856)	(2,650,820)

Net income (loss) attributable to stockholders	(921,629)	(708,509)	(1,630,138)	(6,534,684)	(708,509)	(7,243,193)
Net income (loss)	(1,248,457)	(969,365)	(2,217,822)	(8,924,648)	(969,365)	(9,894,013)

Other comprehensive income (loss)
Foreign currency translation adjustment	(474,801)	5,067	(469,734)	171,982	5,067	177,049
Total comprehensive income (loss)	(1,723,258)	(964,298)	(2,687,556)	(8,752,666)	(964,298)	(9,716,964)
Comprehensive income(loss) attributable to stockholders	(1,349,264)	(704,806)	(2,054,070)	(6,399,083)	(704,806)	(7,103,889)
Basic and diluted earnings (loss) per share	(0.02)	(0.01)	(0.03)	(0.12)	(0.01)	(0.13)
Weighted average number of shares
of common stock outstanding
- Basic	54,804,498	54,804,498	54,804,498	54,784,801	54,784,801	54,784,801
- Diluted	54,804,498	54,804,498	54,804,498	54,784,801	54,784,801	54,784,801

Unaudited Three-month and six-month period ended September 30, 2012

	Three months ended 'September 30 2012			Nine months ended 'September 30 2012
	Previously Reported	Adjustment	Corrected Report	Previously Reported	Adjustment	Corrected Report

Sales	14,287,100	-	14,287,100	29,625,199	-	29,625,199
Cost of sales	6,770,712	-	6,770,712	10,401,918	-	10,401,918

Gross profit	7,516,388	-	7,516,388	19,223,281	-	19,223,281

Selling, general and administrative expenses	7,844,861	-	7,844,861	18,865,676	-	18,865,676
Research and development expenses - net of	3,773,625	-	3,773,625	15,792,500	-	15,792,500
Depreciation of property, plant and equipment and amortization of licenses and permits	471,242	(36,646)	434,596	1,103,629	(46,636)	1,056,993
Provision for doubtful debts	97,067	-	97,067	97,067	-	97,067
Government grants recognized in income	(78,053)	-	(78,053)	(1,535,383)	979,355	(556,028)

Total operating expenses	12,108,742	(36,646)	12,072,096	34,323,489	932,719	35,256,208

Operating income (loss)	(4,592,354)	36,646	(4,555,708)	(15,100,208)	(932,719)	(16,032,927)

Interest income	464,512	-	464,512	1,561,039		1,561,039
Interest and financing expenses	302,846	-	302,846	(143,552)	-	(143,552)
Other income (Expenses)	(47,283)	-	(47,283)	85,430		85,430

Income (loss) before income taxes and non- controlling interests	(3,872,279)	36,646	(3,835,633)	(13,597,291)	(932,719)	(14,530,010)

Income tax recovery (expenses)	(5,958)	-	(5,958)	794,406	-	794,406

Consolidated net income (loss)	(3,878,237)	36,646	(3,841,591)	(12,802,885)	(932,719)	(13,735,604)

Less: income (loss) attributable to non-controlling interests	(849,619)	9,861	(839,758)	(3,239,583)	(250,995)	(3,490,578)

Net income (loss) attributable to stockholders	(3,028,618)	26,785	(3,001,833)	(9,563,302)	(681,724)	(10,245,026)
Net income (loss)	(3,878,237)	36,646	(3,841,591)	(12,802,885)	(932,719)	(13,735,604)

Other comprehensive income (loss)
Foreign currency translation adjustment	890,063	(11,880)	878,183	1,062,045	(6,813)	1,055,232
Total comprehensive income (loss)	(2,988,174)	24,766	(2,963,408)	(11,740,840)	(939,532)	(12,680,372)
Less: comprehensive income (loss) attributable to non-controlling interests	(744,732)	6,664	(738,068)	(3,098,315)	(252,828)	(3,351,143)
Comprehensive income(loss) attributable to stockholders	(2,243,442)	18,102	(2,225,340)	(8,642,525)	(686,704)	(9,329,229)
Basic and diluted earnings (loss) per share	(0.06)	0.01	(0.05)	(0.17)	(0.02)	(0.19)
Weighted average number of shares
of common stock outstanding
- Basic	55,023,070	55,023,070	55,023,070	54,881,874	54,881,874	54,881,874
- Diluted	55,023,070	55,023,070	55,023,070	54,881,874	54,881,874	54,881,874

Unaudited Consolidated Balance Sheet:

	June 30 2012			September 30 2012
	Previously Reported	Adjustment	Corrected Report	Previously Reported	Adjustment	Corrected Report
ASSETS

Current assets
Cash and cash equivalents	89,440,373	-	89,440,373	81,962,420	-	81,962,420
Accounts receivable – net	18,533,886	-	18,533,886	25,316,304	-	25,316,304
Inventories	14,226,557	-	14,226,557	14,099,902	-	14,099,902
Prepaid expenses and deposits	1,408,762	-	1,408,762	905,437	-	905,437

Total current assets	123,609,578	-	123,609,578	122,284,063	-	122,284,063

Property, plant and equipment	80,961,440	-	80,961,440	82,994,261	-	82,994,261
Long-term inventories	3,974,552	-	3,974,552	2,227,196	-	2,227,196
Long-term prepaid expenses	343,374	-	343,374	311,079	-	311,079
Prepayments for acquisition of equipment	452,144	-	452,144	525,972	-	525,972
Deferred tax assets	353,903	-	353,903	351,627	-	351,627
Licenses and permits	1,278,421	-	1,278,421	1,261,820	-	1,261,820
Total assets	210,973,412	-	210,973,412	209,956,018	-	209,956,018

LIABILITIES AND EQUITY

Current liabilities
Loans payable	4,722,178	-	4,722,178	4,773,422	-	4,773,422
Accounts payable and accrued liabilities	28,698,963	-	28,698,963	27,529,207	-	27,529,207
Income tax payable	234,156	-	234,156	236,697	-	236,697
Deferred revenue	3,794,136	-	3,794,136	8,108,669	-	8,108,669
Dividends payable	0	-	0	-	-	-
Deferred government grants	100,897	345,471	446,368	101,992	349,222	451,214
Total current liabilities	37,550,330	345,471	37,895,801	40,749,987	349,222	41,099,209

Deferred government grants	2,805,528	618,827	3,424,355	2,761,758	590,310	3,352,068
Loans payable	23,330,072	-	23,330,072	24,670,318	-	24,670,318
Due to related party	3,167,008	-	3,167,008	3,201,375	-	3,201,375
Deferred revenue	6,925,862	-	6,925,862	4,194,246	-	4,194,246
Total long term liabilities	36,228,470	618,827	36,847,297	34,827,697	590,310	35,418,007

Total liabilities	73,778,800	964,298	74,743,098	75,577,684	939,532	76,517,216

Commitments and contingencies

EQUITY
Preferred stock	-	-	-	-	-	-
Authorized 50,000,000 shares at par value of		-			-
$0.001 each Issued and outstanding: nil		-			-
Common stock	55,020		55,020	55,024	-	55,024
Additional paid-in capital	106,032,906		106,032,906	106,204,800	-	106,204,800
Accumulated other comprehensive income	10,113,926	5,067	10,118,993	10,899,102	-6,813	10,892,289
Statutory surplus reserves	11,808,271		11,808,271	11,808,271	-	11,808,271
Retained earnings(accumulated deficit)	(3,838,457)	(708,509)	(4,546,966)	(6,867,075)	(681,724)	(7,548,799)
Total stockholders' equity	124,171,666	(703,442)	123,468,224	122,100,122	(688,537)	121,411,585

Non-controlling interests	13,022,946	(260,856)	12,762,090	12,278,212	(250,995)	12,027,217

Total equity	137,194,612	(964,298)	136,230,314	134,378,334	(939,532)	133,438,802

Total liabilities and equity	210,973,412	-	210,973,412	209,956,018	-	209,956,018

Conference Call Details

The Company will host a conference call on Thursday, April 18, 2013, at 8:00 a.m. EDT (April 18, 2013, at 8:00 p.m. China Standard Time) to review the Company's financial results and provide an update on recent corporate developments.

To access the conference call, please dial 1-877-407-4018 (USA) or 1-201-689-8471 (International). A replay of the call will be available from 11 a.m. EDT on April 18, 2013 to May 2, 2013 at midnight. To access the replay, please dial 1-877-870-5176 (USA) or 1-858-384-5517 (International) and reference the replay pin number 411774.

A live audio webcast of the call will also be available from the investors section on the corporate web site at www.sinovac.com. A webcast replay can be accessed on the corporate website beginning April 18, 2013, and the replay will remain available for 30 days.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information. The Company expects to file final audited results with the SEC shortly.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases including hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu) and mumps, as well as animal rabies vaccine for canines. The Company recently concluded the phase III clinical trial for enterovirus 71 (against hand, foot and mouth disease). In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, Panflu.1, and has manufactured it for the Chinese Central Government, pursuant to the government-stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government-stockpiling program. Sinovac is developing a number of new pipeline vaccines including vaccines for pneumococcal polysaccharides, pneumococcal conjugate, varicella and rubella. Sinovac sells its vaccines mainly in China and exports selected vaccines to Mongolia, Nepal, and the Philippines. Sinovac was also granted a license to commercialize seasonal flu vaccine in Mexico.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang

Sinovac Biotech Ltd.

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

Email: ir@sinovac.com

Investors:

Stephanie Carrington

The Ruth Group

Tel: +1-646-536-7017

Email: scarrington@theruthgroup.com

Media:

Aaron Estrada

The Ruth Group

Tel: +1-646-536-7028

Email: vaguiar@theruthgroup.com

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
Years ended December 31, 2012 and 2011
(Unaudited)	Three months ended			Twelve months ended
(Expressed in U.S. Dollars)	31-Dec			31-Dec
	2012		2011	2012		2011
Sales	$18,951,501		$21,143,404	$48,576,700		$56,841,892
Cost of sales-(exclusive of depreciation of land use right and amortization of licenses and permits of $126,998 (2011- $33,507) for three months and $234,768 (2011 -$290,526) for twelve months.	8,698,009		8,031,758	19,099,927		21,127,410
Gross profit	10,253,492		13,111,646	29,476,773		35,714,482

Selling, general and administrative expenses	12,819,508		5,909,584	31,685,185		22,372,095
Provision for (recovery of) doubtful accounts	-971,287		-1,661,581	-874,220		-166,865
Research and development expenses - net of $Nil (2011-$470,827) in government research grants for three months and $125,222 (2010-$686,258) for twelve months.	1,251,065		2,261,688	17,043,565		9,006,550
Depreciation of property, plant and equipment and amortization of licenses and permits	539,672		365,391	1,594,976		1,436,944
Loss of disposal and impairment of property, plant and equipment	2,190,504		259,464	2,190,504		454,973
Government grant recognised as income	181,486		-556,169	-372,853		-763,677

Total operating expenses	16,010,948	-	6,578,377	51,267,157	-	32,340,020
Operating income (loss)	-5,757,456	-	6,533,269	-21,790,384	-	3,374,462

Interest and financing expenses –net of $485,317 (2010-$nil) in government grants for three months and $595,883 (2010-$147,520) for twelve months.	-630,824		61,756	-774,376		-384,560
Interest income	449,745		555,375	2,010,784		1,397,141
Other income (expenses)	-162,627		122,452	-77,197		279,866

Loss on disposal and write down of equipment

Income (loss) before income taxes and non-controlling interests	-6,101,162	-	7,272,852	-20,631,173	-	4,666,909

Income tax recovery (expenses)	89,491		-3,009,880	883,897		-5,066,603

Consolidated net income (loss)	-6,011,671	-	4,262,972	-19,747,276	-	-399,694

Less: income (loss) attributable to non-controlling interests	-577,578		1,494,118	-4,068,156		445,002

Net income (loss) attributable to stockholders	$-5,434,093		$2,768,854	$-15,679,120		$-844,696
Net income (loss)	$-6,011,671		$4,262,972	$-19,747,276		$-399,694
Other comprehensive income
Foreign currency translation adjustment	960,352		789,653	2,015,584		3,639,992
Total comprehensive income (loss)	-5,051,319		5,052,625	-17,731,692		3,240,298
Less: comprehensive income (loss) attributable to non-controlling interests	-488,125		1,595,969	-3,839,268		973,562
Comprehensive income (loss) attributable to stockholders	$-4,563,194		$3,456,656	$-13,892,424		$2,266,736

Earnings (loss) per share – basic	$-0.1		$0.05	$-0.29		$-0.02
– diluted	$-0.1		$0.05	$-0.29		$-0.02

Weighted average number of shares of common stock outstanding
– Basic	55,037,264		54,766,428	54,926,440		54,608,919
– Diluted	55,037,264		54,946,194	54,926,440		54,608,919

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda
Consolidated Balance Sheets
December 31, 2012 and 2011
(Unaudited)
(Expressed in U.S. Dollars)
	December 31, 2012	December 31, 2011
ASSETS
Current assets
Cash and cash equivalents	$90,881,970	$104,286,695
Accounts receivable – net	23,440,135	17,834,407
Inventories	10,529,476	8,113,428
Prepaid expenses and deposits	1,072,076	1,804,555

Total current assets	125,923,657	132,039,085

Property, plant and equipment	80,083,383	75,627,881
Long-term inventories	28,692	5,248,237
Long-term prepaid expenses	289,766	408,656
Prepayments for acquisition of equipment	483,278	828,902
Deferred tax assets	445,589	419,114
Licenses and permits	1,149,914	1,336,254
Total assets	$208,404,279	$215,908,129

LIABILITIES AND EQUITY

Current liabilities
Loans payable	$3,328,590	$4,713,498
Accounts payable and accrued liabilities	25,425,498	29,522,495
Income tax payable	238,775	3,351,127
Deferred revenue	11,972,155	429,416
Dividends payable	-	795,106
Deferred government grants	431,097	719,081
Total current liabilities	41,396,115	39,530,723

Deferred government grants	4,068,602	3,388,913
Loans payable	31,181,235	17,321,327
Due to related party	3,230,125	-
Deferred revenue	99,517	10,369,695
Total long term liabilities	38,579,479	31,079,935

Total liabilities	79,975,594	70,610,658

Commitments and contingencies

EQUITY
Preferred stock	-	-
Authorized 50,000,000 shares at par value of $0.001 each
Issued and outstanding: nil
Common stock	55,092	54,774
Authorized: 100,000,000 shares at par value of $0.001 each
Issued and outstanding: 55,091,561 (2011 – 54,773,961)
Additional paid-in capital	106,245,934	105,383,346
Accumulated other comprehensive income	11,765,021	9,978,325
Statutory surplus reserves	11,808,271	11,808,271
Retained earnings (accumulated deficit)	-12,982,893	2,696,227
Total stockholders' equity	116,891,425	129,920,943

Non-controlling interests	11,537,260	15,376,528

Total equity	128,428,685	145,297,471

Total liabilities and equity	$208,404,279	$215,908,129

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda
Consolidated Statements of Cash Flows
Years ended December 31, 2012 and 2011
(Unaudited)
(Expressed in U.S. Dollars)
	Three months ended		Twelve months ended
	31-Dec		31-Dec
	2012	2011	2012	2011
Cash flows from (used in) operating activities
Net income (loss)	$-6,011,671	4,262,972	$-19,747,276	$-399,694
Adjustments to reconcile net income to net cash
provided by operating activities:
- deferred income taxes	-89,491	788,472	-17,204	2,845,195
- stock-based compensation	-40,878	41,909	347,226	206,301
- inventory provision	2,113,825	2,735,822	3,479,453	4,034,169
- Provision for (recovery of) doubtful accounts	-971,287	-1,661,581	-874,220	-166,865
Loss of disposal and impairment of property, plant and equipment	2,184,576	259,464	2,190,504	454,973

- research and development expenditures qualified forgovernment grant	-46,242	-470,827	-125,222	-686,258
- depreciation of property, plant and equipment
and amortization of licenses and permits	814,252	1,213,428	4,487,411	4,825,613
- deferred government grant recognized in income	109,340	-225,035	-358,230	-432,543
accretion expenses	49,608	86,780	234,957	377,410
Changes in:
- accounts receivable	3,016,814	6,014,109	-4,285,669	5,474,602
- inventories	3,715,070	-108,988	-425,853	-1,915,078
- income tax payable	-4,841	1,863,729	-3,129,693	1,339,812
- prepaid expenses and deposits	-135,558	-107,276	913,084	-530,715
- deferred revenue	-330,322.00	-1,190,534	1,026,283	-2,695,943
- accounts payable and accrued liabilities	3,451,254	3,075,574	-328,062	1,204,647

Net cash (used in) provided by operating activities	7,824,449	16,578,018	-16,612,511	13,935,626

Cash flows from financing activities
- Loan proceeds	9,489,001	7,399,314	16,787,057	11,391,836
- Loan repayment	-4,755,262	-9,275,502	-4,755,262	-10,658,840
net of share issuance costs	108,960	6,400	508,160	748,800
- Proceeds from shares subscribed	-26,880.00	-	7,520	3,360
- Dividends paid to non-controlling shareholder
of Sinovac Beijing	-2775	-	-802,151	-5,862,676
- Government grants received	2,154,186.00	1,585,289	2,394,766	1,592,925
- Repayment from (loan to) non-controlling shareholder of Sinovac Beijing	11666	-		3,397,522
Repayment from (loan to) non-controlling shareholder of Sinovac Dalian	-	-	3,189,830

Net cash provided by financing activities	6,978,896	-284,499	17,329,920	612,927

Cash flows used in investing activities
- Restricted cash	-	-	-	-
- Proceeds from disposal of equipment	5,375	4,797	5,375	122,089
- Proceeds from redemption of short-term investments	-	-	0	1,544,759
- Purchase of short-term investments	-	-	-	-
- Prepayments for acquisition of equipment	254,966	-467,183	254,966	-467,183
- Acquisition of property, plant and equipment	-5,469,802	-6,346,012	-16,411,576	-14,989,876

Net cash provided (used) in investing activities	-5,209,461	-6,808,398	-16,151,235	-13,790,211

Exchange gain on cash and cash equivalents	674,334	602,319	2,029,101	1,942,863

Increase in cash and cash equivalents	8,919,550	10,087,440	-13,404,725	2,701,205

Cash and cash equivalents, beginning of period	81,962,420	94,199,255	104,286,695	101,585,490

Cash and cash equivalents, end of period	$90,881,970	$104,286,695	$90,881,970	$104,286,695

Supplemental disclosure of cash flow information:
Cash paid for interest,net of amounts capitalized	$256,256	$242,504	$749,500	$455,851
Cash paid for income taxes	$0	$167,883	$2,264,593	$881,596

Supplemental schedule of non-cash activities:

Acquisition of property, plant and equipment included in accounts payable and accrued liabilities	$3,788,804	$9,124,751	$3,788,004	$9,124,751